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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         UNIVERSAL INTERNATIONAL, INC.

                           (Name of Subject Company)

                         UNIVERSAL INTERNATIONAL, INC.

                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE

                         (Title of Class of Securities)

                                   913900403

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                RICHARD L. ENNEN
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         UNIVERSAL INTERNATIONAL, INC.
                           5000 WINNETKA AVENUE NORTH
                           NEW HOPE, MINNESOTA 55428
                                 (612-533-1169)

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                       on Behalf of the Subject Company)

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
ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Universal International, Inc., a corporation organized under the laws of the State of Minnesota ("Universal"). The address of Universal's principal executive offices is 5000 Winnetka Avenue North, New Hope, Minnesota 55428. The class of equity securities to which this statement relates is the shares of common stock, par value $0.05 per share, of Universal (the "Universal Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

    The tender offer to which this Schedule 14D-9 relates is the offer by 99 CENTS Only Stores, a corporation organized under the laws of the State of California ("99 CENTS Only Stores"), to exchange shares of its common stock, no par value per share (the "99 CENTS Only Shares"), for all outstanding shares of Universal Common Stock not already owned by 99 CENTS Only Stores at an exchange ratio of one 99 CENTS Only Share for each sixteen shares of Universal Common Stock (the "Exchange Consideration"), including the attached common share purchase rights (each a "Right" and, collectively, the "Rights") issued pursuant to the Rights Agreement, dated as of April 19, 1996 between Universal and Norwest Bank Minnesota, National Association, as Rights Agent, as amended (the "Rights Agreement"). The exchange offer (the "Exchange Offer") is being made upon the terms and subject to the conditions set forth in the Proxy Statement/Prospectus dated August 6, 1998 (the "Exchange Offer Prospectus"). The address of the principal executive offices of 99 CENTS Only Stores is 4000 Union Pacific Avenue, City of Commerce, California 90023.

   99 CENTS Only Stores filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the "Commission") on April 20, 1998, which was amended by Amendments No. 1 and 2 thereto, registering the 99 CENTS Only Shares to be exchanged in the Exchange Offer (the "Registration Statement").
99 CENTS Only Stores also filed a Schedule 14D-1 Tender Offer Statement pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the "Schedule 14D-1") with the Commission concurrently with Universal's filing of this statement with the Commission. According to the Registration Statement, and as set forth in the Schedule 14D-1, 99 CENTS Only Stores is making the Exchange Offer for the purpose of acquiring control of, and ultimately the entire common equity interest in, Universal.

    In November 1997, 99 CENTS Only Stores acquired, pursuant to a stock purchase agreement with Universal, 4,500,000 newly issued shares of Universal Common Stock, or approximately 48% of all outstanding shares of Universal Common Stock. Universal owns approximately 54.8% of the outstanding common stock of Odd's-N-End's, Inc., a Delaware corporation ("Odd's-N-End's"), which operates 22 retail stores in upstate New York. In February 1998, 99 CENTS Only Stores announced its intention to acquire the balance of the Universal Common Stock it did not already own. 99 CENTS Only Stores also announced its intention to acquire the common stock of Odd's-N-End's not already owned by Universal in a merger for an aggregate consideration of approximately $830,000 in cash (the "Odd's-N-End's Merger"). Universal has a discretionary demand note receivable due from Odd's-N-End's, under which $10.45 million was outstanding at August 4, 1998. For a description of the background of the Exchange Offer, see "Summary--RELATIONSHIP BETWEEN 99 CENTS ONLY STORES AND UNIVERSAL; BACKGROUND OF THE EXCHANGE OFFER," "Background of the Exchange Offer and Related Matters," and "The Exchange Offer," in the Exchange Offer Prospectus.

    On February 24, 1998, 99 CENTS Only Stores and each of Mark Ravich, Norman Ravich and certain trusts for which Mark Ravich is the trustee (the "Principal Stockholders") entered into separate stockholder support agreements (the "Stockholder Support Agreements") in which each shareholder agreed to vote its shares of Universal Common Stock (i) in favor of the Exchange Offer and (ii) in favor of any other matter deemed necessary by 99 CENTS Only Stores to effectuate the Exchange Offer or solicited in connection with the Exchange Offer, and considered and voted upon by the shareholders of Universal. In addition, each shareholder executing a Stockholder Support Agreement agreed to tender for exchange all of its Universal Common Stock to 99 CENTS Only Stores pursuant to the terms of the Exchange Offer. Together the Principal

Stockholders owned, as of August 4, 1998, 994,092 shares of Universal Common Stock or approximately 10% of all shares of Universal Common Stock outstanding. The Stockholder Support Agreements are listed as Exhibits (c)(3)-(c)(8) of this
Schedule 14D-9. Norman Ravich, until November of 1997, served as Chairman of the Board of Directors of Universal. Mark Ravich served as Chief Executive Officer and a member of the Board of Directors of Universal until January of 1998. See "Summary--STOCKHOLDER SUPPORT AGREEMENTS," "--SPECIAL MEETING OF UNIVERSAL SHAREHOLDERS," "Agreements Relating to Exchange Offer-- STOCKHOLDER SUPPORT AGREEMENTS," "Background of the Exchange Offer and Related Matters--CONFLICTS OF INTEREST," and "The Universal Special Meeting--UNIVERSAL RECORD DATE, QUORUM AND VOTE REQUIRED," in the Exchange Offer Prospectus for a complete discussion of the Stockholder Support Agreements.

    The Exchange Offer is subject to certain conditions. For a full description of the conditions of the Exchange Offer, see "Summary--THE EXCHANGE OFFER" and "The Exchange Offer--CONDITIONS OF THE EXCHANGE OFFER" in the Exchange Offer Prospectus.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of Universal, which is the subject company and the person filing this Schedule 14D-9, are set forth in ITEM 1 above, which information is incorporated herein by reference.

    (b) A description of the contracts, agreements, arrangements or understandings, or actual or potential conflicts of interest, between Universal and its affiliates and either (1) Universal, Universal's executive officers, directors or affiliates, or (2) 99 CENTS Only Stores or its executive officers, directors or affiliates is set forth in "Summary--THE COOPERATION AGREEMENT," "--STOCKHOLDER SUPPORT AGREEMENTS," "--THE EXCHANGE OFFER," "--SPECIAL MEETING OF UNIVERSAL SHAREHOLDERS," "Background of the Exchange Offer and Related Matters--DISCUSSIONS REGARDING THE EXCHANGE OFFER," "--CONFLICTS OF INTEREST," "Agreements Relating to the Offer--THE COOPERATION AGREEMENT," "--STOCKHOLDER SUPPORT AGREEMENTS," and "--CONSULTING AGREEMENTS AND OPTION AGREEMENTS WITH CERTAIN SHAREHOLDERS," in the Exchange Offer Prospectus, and ITEMS 3, 6, AND 7 of the Schedule 14D-1 of 99 CENTS Only Stores, incorporated herein by reference. Except as set forth below and in the material incorporated herein by reference, to the knowledge of Universal, there are no material contracts, agreements, arrangements or understandings, or actual or potential conflicts of interest, between Universal and its affiliates and either (1) Universal or Universal's executive officers, directors or affiliates or (2) 99 CENTS Only Stores or its executive officers, directors or affiliates.

   (1) 99 CENTS ONLY STORES' OWNERSHIP OF UNIVERSAL AND INTERLOCKING BOARDS OF DIRECTORS.

    As of August 4, 1998, 99 CENTS Only Stores owned 4,500,000 shares of Universal Common Stock, or approximately 48% of the 9,393,328 outstanding shares of Universal Common Stock.

    Several of the current executive officers and directors of Universal are also presently executive officers and/or directors of 99 CENTS Only Stores. Pursuant to a stockholders agreement dated as of November 17, 1997, by and among Universal, 99 CENTS Only Stores and Mark Ravich, the former Chief Executive Officer and director of Universal (the "Universal/99 CENTS Only Stores Shareholders Agreement"), so long as 99 CENTS Only Stores owns at least 20% of the outstanding Universal Common Stock, Universal shall nominate and recommend the election of designees of 99 CENTS Only Stores to Universal's Board of Directors in such number that at all times 99 CENTS Only Stores' designees constitute at least one member less than a majority of the Board of Directors of Universal. Jeff Gold, Howard Gold and Andy Farina became directors of Universal in November of 1997. Jeff Gold is currently, and has been since 1991, a director of 99 CENTS Only Stores, and is currently its Senior Vice President of Real Estate and Information Systems. Howard Gold is currently, and has been since 1991, a director of 99 CENTS Only Stores, and currently serves as its Senior Vice President of Distribution. Howard Gold is the brother of Jeff Gold. Andy Farina is currently the Chief Financial Officer of 99 CENTS Only Stores. In addition, as set forth below, officers and directors of Universal have entered into certain agreements in connection with the Exchange Offer. The
Universal/99 CENTS Only Stores Shareholders Agreement is incorporated by reference herein.

    (2) STOCK OWNERSHIP AND STOCK OPTIONS OF UNIVERSAL BOARD OF
DIRECTORS. Certain of the current executive officers and directors of Universal and certain former officers and directors of Universal own shares of Universal Common Stock and/or 99 CENTS Only Shares. In addition, certain of the current executive officers and directors of Universal and certain former officers and directors of Universal have options to acquire shares of Universal Common Stock ("Universal Options") and in certain cases options to acquire 99 CENTS Only Shares ("99 CENTS Only Options").

    The table below sets forth certain information regarding the ownership of Universal Options and the ownership of Universal Common Stock by those Universal directors and executive officers and those former officers and directors of Universal owning any such shares or holding any such options.

                                                                            UNIVERSAL OPTIONS
                                                  UNIVERSAL COMMON STOCK     AS OF AUGUST 1,
NAME                                               AS OF AUGUST 1, 1998           1998
------------------------------------------------  -----------------------  -------------------
Richard L. Ennen................................                0                250,000(5)
  Chief Executive Officer, President and
  Director

Norman J. Ravich(1).............................          108,620(3)             150,000(6)

Mark H. Ravich(2)...............................          885,472(4)             200,000(7)

Robert R. Langer................................            1,000                 43,000
  Director
Dennis A. Hill..................................            1,700                 25,000
  Chief Financial Officer

------------------------

(1) Chairman of the Board of Universal until November 1997.

(2) Director and Chief Executive Officer of Universal until January 1998.

(3) Norman Ravich has entered into a Stockholder Support Agreement with 99 CENTS Only Stores dated as of February 24, 1998 (the "Norman Ravich Stockholder Support Agreement") agreeing to vote his shares of Universal Common Stock in favor of the Exchange Offer, and to exchange such shares for 99 CENTS Only Shares in the Exchange Offer.

(4) Includes (a) 372,472 shares of Universal Common Stock held by Mark Ravich;
    (b) 265,000 shares of Universal Common Stock held by the Norman and Sally Ravich Family Trust of which Mark Ravich is co-trustee (the "Norman and Sally Ravich Trust"); (c) 28,000 shares of Universal Common Stock held in trust for Mark Ravich's children, of which he is co-trustee (the "Children's Trusts"); and (d) 220,000 shares of Universal Common Stock held by the Norman Ravich Irrevocable Trust, of which Mark Ravich is the trustee (the "Norman Ravich Trust," and together with the Norman and Sally Ravich Trust and the Children's Trusts, the "Ravich Trusts"). Mark Ravich, individually and as trustee on behalf of the various Ravich Trusts, entered into a Stockholder Support Agreement with 99 CENTS Only Stores dated as of February 24, 1998 (the "Mark Ravich Stockholder Support Agreement"), agreeing to vote these shares of Universal Common Stock in favor of the Exchange Offer, and to exchange these shares for 99 CENTS Only Shares in the Exchange Offer.

(5) Following consummation of the Exchange Offer, 99 CENTS Only Stores has agreed to pay Richard Ennen cash in an amount equal to the difference between the exercise price and the Exchange Consideration with respect to Universal Options to purchase 100,000 shares of Universal Common Stock.

 (6) Pursuant to the Norman Ravich Stockholder Support Agreement, Norman Ravich has agreed to exercise 75,000 of his Universal Options at $1.125 per share, to vote the shares of Universal Common Stock issued upon such exercise in favor of the Exchange Offer, and to exchange these shares for 99 CENTS Only Shares in the Exchange Offer.

 (7) Pursuant to the Mark Ravich Stockholder Support Agreement, Mark Ravich has agreed to exercise 50,000 of his Universal Options at an exercise price of $1.125 per share, to vote the shares of Universal Common Stock issued upon such exercise in favor of the Exchange Offer, and to exchange these shares for 99 CENTS Only Shares in the Exchange Offer.

    The table below sets forth certain information regarding the ownership of 99 CENTS Only Shares and 99 CENTS Only Options by Universal directors and executive officers and certain former officers and directors of Universal who hold 99 CENTS Only Shares and 99 CENTS Only Options.

                                                                             99 CENTS ONLY
                                                    99 CENTS ONLY SHARES        OPTIONS
                                                      (AS OF AUGUST 1,      (AS OF AUGUST 1,
NAME                                                       1998)                 1998)
--------------------------------------------------  --------------------  --------------------
Richard L. Ennen..................................               0               21,375(5)
  Chief Executive Officer, President and Director

Norman J. Ravich(1)...............................               0                4,688(6)

Mark H. Ravich(2).................................               0               24,375(7)

Jeff Gold(3)......................................       4,455,490(4)            22,500

Howard Gold(3)....................................       4,455,490(4)            22,500

Andy Farina(3)....................................               0               31,874

------------------------

(1) Chairman of the Board of Universal until November 1997.

(2) Director and Chief Executive Officer of Universal until January 1998.

(3) Each is an officer and/or director of 99 CENTS Only Stores.

(4) Includes 3,753,098 shares controlled through Au Zone Investments #3, LLC, a California limited liability company ("Au Zone"). Jeff Gold and Howard Gold each own a 20% interest in Au Zone.

5) 99 CENTS Only Stores has agreed to convert 150,000 of Mr. Ennen's Universal Options into 9,375 99 CENTS Only Options with an exercise price of $40.00 per share and to grant Mr. Ennen 12,000 99 CENTS Only Options at a exercise price equal to the closing market price of 99 CENTS Only Shares on the date of the closing of the Exchange Offer.

(6) Norman Ravich and 99 CENTS Only Stores have entered into an Option Agreement dated as of February 26, 1998. This agreement grants Norman Ravich 4,688
   99 CENTS Only Options at an exercise price of $40.00 per share.

(7) Mark Ravich and 99 CENTS Only Stores entered into an Option Agreement dated as of February 26, 1998. This agreement grants Mark Ravich 99 CENTS Only Options to purchase (i) 15,000 99 CENTS Only Shares at $38.565 per share and
    (ii) 9,375 shares of 99 CENTS Only Shares at $40.00 per share.

    (3) PAYMENT OF EXPENSES. 99 CENTS Only Stores has agreed to pay, or reimburse Universal for, the expenses Universal incurs in responding to the Exchange Offer, including fees for independent investment banks, legal counsel retained by Universal, and expenses for printing and distributing this Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) The Board of Directors of Universal has determined to express no opinion and to remain neutral with respect to the Exchange Offer. The events preceding this action are described under the caption "Background of the Exchange Offer and Related Matters" in the Exchange Offer Prospectus and such description is incorporated herein by reference.

    (b) In reaching its conclusion, the Board of Directors of Universal considered the following: although Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") has advised the Board of Directors of 99 CENTS Only Stores with respect to the Exchange Offer and has delivered an opinion to the Board of Directors of 99 CENTS Only Stores to the effect that as of the date of Houlihan Lokey's opinion, the Exchange Consideration to be furnished by 99 CENTS Only Stores is fair to the holders of Universal Common Stock (other than 99 CENTS Only Stores), due to the composition of the Board of Directors of Universal including three designees of 99 CENTS Only Stores and two designees of Universal, the Universal Board of Directors has decided to remain neutral with respect to the Exchange Offer, and has not made a determination that the Exchange Offer is fair to or in the best interests of Universal or its shareholders. Further, the terms and conditions of the Exchange Offer were determined and established by 99 CENTS Only Stores and not pursuant to negotiations with Universal and Universal did not engage any legal or financial advisors for the purpose of evaluating the terms of the Exchange Offer or for the purpose of determining whether the Exchange Offer is fair to the shareholders of Universal. However, the Board of Directors of Universal does believe that the Exchange Offer represents an opportunity for the holders of Universal Common Stock to (i) receive a premium for their shares and (ii) exchange shares of Universal Common Stock for the common stock of a public company with more liquidity. The Board of Directors believes that its shareholders should make their own decision whether to tender. 99 CENTS Only Stores has already acquired approximately 48% of the outstanding Universal Common Stock in a friendly acquisition and the companies have worked together since November 1997. Accordingly, Universal has agreed to support the Exchange Offer pursuant to the terms of the Cooperation Agreement between Universal and 99 CENTS Only Stores dated as of March 4, 1998. In addition, the Universal Board of Directors is recommending a vote for the approval of an amendment to the By-Laws of Universal to provide that the Minnesota Control Share Acquisition Act will not apply to Universal or its shareholders. The Minnesota Control Share Acquisition Act would prevent 99 CENTS Only Stores from having any voting rights with respect to the shares of Universal Common Stock acquired in the Exchange Offer unless the By-laws amendment is approved.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    Neither Universal nor any person acting on its behalf has retained, employed or compensated any persons to make recommendations or to solicit Universal's shareholders.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) Except as specifically disclosed in this Schedule 14D-9, there have been no transactions in shares of Universal Common Stock which were effected during the past sixty (60) days by Universal or, to the best of Universal's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

    (b) The Principal Stockholders have agreed to tender their shares of Universal Common Stock in the Exchange Offer and, to the best of Universal's knowledge, the executive officers and directors of Universal presently intend to tender all shares of Universal Common Stock beneficially held by them in the Exchange Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    As set forth in ITEM 2 above, Universal owns approximately 54.8% of the outstanding common stock of Odd's-N-End's. 99 CENTS Only Stores intends to acquire the remaining 45.2% of Odd's-N-End's' outstanding common stock pursuant to the Odd's-N-End's Merger. Universal has signed an irrevocable proxy giving 99 CENTS Only Stores the right to vote Universal's shares of Odd's-N-End's' common stock in favor of the Odd's-N-End's Merger. For a complete discussion of the proposed Odd's-N-End's Merger, see "Summary-- RELATIONSHIP BETWEEN 99 CENTS ONLY STORES AND UNIVERSAL; BACKGROUND OF THE EXCHANGE OFFER," and "Background of the Exchange Offer and Related Matters" in the Exchange Offer Prospectus. Other than as set forth above or in materials incorporated by reference in this
Schedule 14D-9:

    (a) Universal is not engaged in any negotiations in response to the Exchange Offer which relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving Universal or any subsidiary of Universal; (2) a purchase, sale or transfer of a material amount of assets by Universal or any subsidiary of Universal; (3) a tender offer for or other acquisition of securities by or of Universal; or (4) any material change in the present capitalization or dividend policy of Universal.

    (b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Exchange Offer, other than those described in ITEM 3(B) above, which relate to or would result in one or more of the matters referred to in ITEM 7(A) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit    (a)(1)            --  Proxy Statement/Prospectus, dated August 6, 1998 (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1 Tender Offer
                                   Statement of 99 CENTS Only Stores (the "Schedule 14D-1 of 99 CENTS Only
                                   Stores")).

Exhibit    (a)(2)            --  Proxy Statement/Prospectus, dated August 6, 1998 (incorporated by reference to the Schedule 14A of Universal International, Inc. filed with the Securities and Exchange Commission on August 6, 1998 (the
                                   "Schedule 14A of Universal International, Inc."))

Exhibit    (a)(3)            --  Proxy for the Universal Special Meeting (incorporated by reference to the
                                   Schedule 14A of Universal International, Inc.).

Exhibit    (a)(4)            --  Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the
                                   Schedule 14D-1 of 99CENTS Only Stores).

Exhibit    (a)(5)            --  Notice of Guaranteed Delivery (incorporated by reference to Exhibit
                                   (a)(3) to the Schedule 14D-1 of 99CENTS Only Stores).

Exhibit    (a)(6)            --  Letter to Clients (incorporated by reference to Exhibit (a)(5) of the
                                   Schedule 14D-1 of 99CENTS Only Stores).

Exhibit    (a)(7)            --  Guidelines for Certification of Taxpayer Identification Number on
                                   Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) of the
                                   Schedule 14D-1 of 99CENTS Only Stores).

Exhibit    (a)(8)            --  Notice of Special Meeting (incorporated by reference to the Schedule 14A of Universal International, Inc.)

Exhibit    (a)(9)            --  Letter to Shareholders of Universal dated August 7, 1998 (incorporated by reference to the Schedule 14A of Universal International, Inc.)

Exhibit    (b)               --  Not Applicable.

Exhibit    (c)(1)            --  Proxy Statement/Prospectus, dated August 6, 1998 (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1 of 99 CENTS Only
                                   Stores).

Exhibit    (c)(2)            --  Universal/99 CENTS Only Stores Shareholder's Agreement, dated as of
                                   November 17, 1997 (incorporated by reference to Exhibit (c)(13) to the
                                   Schedule 14D-1 of 99 CENTS Only Stores).

Exhibit    (c)(3)            --  Stockholder Support Agreement by and between 99 CENTS Only Stores and
                                   Mark Ravich, dated as of February 24, 1998 (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1 of 99 CENTS Only Stores).

Exhibit    (c)(4)            --  Stockholder Support Agreement between Norman Ravich and 99 CENTS Only
                                   Stores dated as of February 24, 1998 (incorporated by reference to
                                   Exhibit (c)(3) to the Schedule 14D-1 of 99 CENTS Only Stores).

Exhibit    (c)(5)            --  Stockholder Support Agreement between Alyssa Danielle Ravich 1991
                                   Irrevocable Trust and 99 CENTS Only Stores dated as of February 24,
                                   1998 (incorporated by reference to Exhibit (c)(4) to the Schedule 14D-1 of 99 CENTS Only Stores).

Exhibit    (c)(6)            --  Stockholder Support Agreement between Alexander Coleman Ravich 1991
                                   Irrevocable Trust and 99 CENTS Only Stores dated as of February 24,
                                   1998 (incorporated by reference to Exhibit (c)(5) to the Schedule 14D-1 of 99 CENTS Only Stores).

Exhibit    (c)(7)            --  Stockholder Support Agreement between Norman J. Ravich Irrevocable Trust and 99 CENTS Only Stores dated as of February 24, 1998 (incorporated by reference to Exhibit (c)(6) to the Schedule 14D-1 of 99 CENTS Only
                                   Stores).

Exhibit    (c)(8)            --  Stockholder Support Agreement between the Norman and Sally Ravich Family
                                   Trust and 99 CENTS Only Stores dated as of February 24, 1998
                                   (incorporated by reference to Exhibit (c)(7) to the Schedule 14D-1 of
                                   99 CENTS Only Stores).

Exhibit    (c)(9)            --  Option Agreement between 99 CENTS Only Stores and Mark Ravich dated as of
                                   February 26, 1998 (incorporated by reference to Exhibit (c)(8) to the
                                   Schedule 14D-1 of 99 CENTS Only Stores).

Exhibit    (c)(10)           --  Option Agreement between 99 CENTS Only Stores and Norman Ravich dated as of February 26, 1998 (incorporated by reference to Exhibit (c)(9) to the Schedule 14D-1 of 99 CENTS Only Stores).

Exhibit    (c)(11)           --  Consulting Agreement between 99 CENTS Only Stores and Mark Ravich dated as of February 24, 1998 (incorporated by reference to Exhibit (c)(10)
                                   to the Schedule 14D-1 of 99 CENTS Only Stores).

Exhibit    (c)(12)           --  Consulting Agreement between 99 CENTS Only Stores and Norman Ravich dated as of February 26, 1998 (incorporated by reference to Exhibit (c)(11)
                                   to the Schedule 14D-1 of 99 CENTS Only Stores).

Exhibit    (c)(13)           --  Cooperation Agreement between Universal and 99 CENTS Only Stores dated as of March 4, 1998 (incorporated by reference to Exhibit (c)(1) to the
                                   Schedule 14D-1 of 99 CENTS Only Stores).

Exhibit    (c)(14)           --  Irrevocable Proxy between Universal and 99 CENTS Only Stores
                                   (incorporated by reference to Exhibit (c)(12) to the Schedule 14D-1 of
                                   99 CENTS Only Stores).

Exhibit    (c)(15)           --  Universal/99 CENTS Only Stock Purchase Agreement dated as of November 11,
                                   1997 (incorporated by reference to Exhibit (c)(14) to the Schedule
                                   14D-1 of 99 CENTS Only Stores).

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: August 7, 1998

  UNIVERSAL INTERNATIONAL, INC.
  /S/ RICHARD L. ENNEN
  PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                 EXHIBIT INDEX

EXHIBIT NUMBER                                       EXHIBIT DESCRIPTION
--------------  ----------------------------------------------------------------------------------------------
       (a)(1)   Proxy Statement/Prospectus, dated August 6, 1998 (incorporated by reference to Exhibit (a)(1)
                  to the Schedule 14D-1 Tender Offer Statement of 99 CENTS Only Stores (the "Schedule 14D-1 of
                  99 CENTS Only Stores")).

       (a)(2)   Proxy Statement/Prospectus, dated August 6, 1998 (incorporated by reference to the Schedule
                  14A of Universal International, Inc. filed with the Securities and Exchange Commission on
                  August 6, 1998 (the "Schedule 14A of Universal International, Inc.")).

       (a)(3)   Proxy for the Universal Special Meeting (incorporated by reference to the Schedule 14A of
                  Universal International, Inc.).

       (a)(4)   Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-1 of
                  99CENTS Only Stores).

       (a)(5)   Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule
                  14D-1 of 99CENTS Only Stores).

       (a)(6)   Letter to Clients (incorporated by reference to Exhibit (a)(5) of the Schedule 14D-1 of
                  99CENTS Only Stores).

       (a)(7)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
                  (incorporated by reference to Exhibit (a)(6) of the Schedule 14D-1 of 99CENTS Only Stores).

       (a)(8)   Notice of Special Meeting (incorporated by reference to the Schedule 14A of Universal
                  International, Inc.)

       (a)(9)   Letter to Shareholders of Universal dated August 7, 1998 (incorporated by reference to the
                  Schedule 14A of Universal International, Inc.)

       (c)(1)   Proxy Statement/Prospectus, dated August 6, 1998 (incorporated by reference to Exhibit (a)(1)
                  to the Schedule 14D-1 of 99 CENTS Only Stores).

       (c)(2)   Universal/99 CENTS Only Stores Shareholder's Agreement, dated as of November 17, 1997
                  (incorporated by reference to Exhibit (c)(13) to the Schedule 14D-1 of 99 CENTS Only
                  Stores).

       (c)(3)   Stockholder Support Agreement by and between 99 CENTS Only Stores and Mark Ravich, dated as of
                  February 24, 1998 (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1 of
                  99 CENTS Only Stores).

       (c)(4)   Stockholder Support Agreement between Norman Ravich and 99 CENTS Only Stores dated as of
                  February 24, 1998 (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1 of
                  99 CENTS Only Stores).

       (c)(5)   Stockholder Support Agreement between Alyssa Danielle Ravich 1991 Irrevocable Trust and
                  99 CENTS Only Stores dated as of February 24, 1998 (incorporated by reference to Exhibit
                  (c)(4) to the Schedule 14D-1 of 99 CENTS Only Stores).

       (c)(6)   Stockholder Support Agreement between Alexander Coleman Ravich 1991 Irrevocable Trust and
                  99 CENTS Only Stores dated as of February 24, 1998 (incorporated by reference to Exhibit
                  (c)(5) to the Schedule 14D-1 of 99 CENTS Only Stores).

EXHIBIT NUMBER                                       EXHIBIT DESCRIPTION
--------------  ----------------------------------------------------------------------------------------------
       (c)(7)   Stockholder Support Agreement between Norman J. Ravich Irrevocable Trust and 99 CENTS Only
                  Stores dated as of February 24, 1998 (incorporated by reference to Exhibit (c)(6) to the
                  Schedule 14D-1 of 99 CENTS Only Stores).

       (c)(8)   Stockholder Support Agreement between the Norman and Sally Ravich Family Trust and 99 CENTS
                  Only Stores dated as of February 24, 1998 (incorporated by reference to Exhibit (c)(7) to the Schedule 14D-1 of 99 CENTS Only Stores).

       (c)(9)   Option Agreement between 99 CENTS Only Stores and Mark Ravich dated as of February 26, 1998
                  (incorporated by reference to Exhibit (c)(8) to the Schedule 14D-1 of 99 CENTS Only Stores).

       (c)(10)  Option Agreement between 99 CENTS Only Stores and Norman Ravich dated as of February 26, 1998
                  (incorporated by reference to Exhibit (c)(9) to the Schedule 14D-1 of 99 CENTS Only Stores).

       (c)(11)  Consulting Agreement between 99 CENTS Only Stores and Mark Ravich dated as of February 24,
                  1998 (incorporated by reference to Exhibit (c)(10) to the Schedule 14D-1 of 99 CENTS Only
                  Stores).

       (c)(12)  Consulting Agreement between 99 CENTS Only Stores and Norman Ravich dated as of February 26,
                  1998 (incorporated by reference to Exhibit (c)(11) to the Schedule 14D-1 of 99 CENTS Only
                  Stores).

       (c)(13)  Cooperation Agreement between Universal and 99 CENTS Only Stores dated as of March 4, 1998
                  (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1 of 99 CENTS Only Stores).

       (c)(14)  Irrevocable Proxy between Universal and 99 CENTS Only Stores (incorporated by reference to
                  Exhibit (c)(12) to the Schedule 14D-1 of 99 CENTS Only Stores).

       (c)(15)  Universal/99 CENTS Only Stock Purchase Agreement dated as of November 11, 1997 (incorporated by reference to Exhibit (c)(14) of the Schedule 14D-1 to 99 CENTS Only Stores).

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